O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: jspindler@OLSHANLAW.COM
DIRECT DIAL: 212-451-2307

January 29, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	DGT Holdings Corp.
Schedule 13E-3 filed December 14, 2012
File No. 005-36626
Schedule 14A filed December 14, 2012
File No. 000-03319

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated January 14, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 filed by DGT Holdings Corp. (the “Company”).  We have reviewed the Comment Letter with the Company and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

Schedule 14A

Cover Page

1.
Please provide us with a brief legal analysis as to whether Steel Partners Holdings should be identified as a participant in the solicitation.  See Instruction 3 to Item 4 of Schedule 14A.  Alternatively, revise the proxy statement to include any disclosures required by Item 5(a) of Schedule 14A that have not already been provided, and name them, beneath the registrant on the cover page of the proxy statement, as an additional person filing the Schedule 14A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 29, 2013

Response:  The Company does not believe that Steel Partners Holdings L.P. (“Steel Holdings”), the controlling shareholder of the Company, is a participant in the Company’s solicitation of proxies because Steel Holdings does not fit under any of the categories of participants described in Instruction 3(a) to Schedule 14A.  Steel Holdings is not the registrant, a director, or a nominee of the registrant (Instruction 3(a)(i) or (ii)). Steel Holdings has not taken the initiative, or engaged, in organizing, directing, or arranging for the financing of the Company’s proxy solicitation (Instruction 3(a)(iii)). Steel Holdings is neither financing the Company’s solicitation (Instruction 3(a)(iv)) nor lending money, providing credit or entering into any arrangement to finance or induce the purchase, sale, holding or voting of any securities of the Company (Instruction 3(a)(v)). The Company also does not believe that Steel Holdings has solicited proxies (Instruction 3(a)(vi)). The Company has not authorized Steel Holdings to solicit proxies on behalf of its nominees and Steel Holdings has not furnished a form of proxy to other shareholders.  Based on the foregoing, the Company believes that Steel Holdings is not a participant in the Company’s solicitation of proxies for the Annual Meeting.

Summary of the Terms of the Reverse/Forward Stock Split

2.
Approval of the amendments to the Certificate of Incorporation has been described as requiring “approval by the holders of a majority of the outstanding shares of Common Stock.”  Please revise the description of the vote required to approve the amendments to specify whether the affirmative vote of the record holders or the beneficial holders represents the requisite threshold necessary to facilitate the amendments.

Response:  The Proxy Statement has been revised to make clear that shareholders of record as of the Record Date are entitled to vote at the Annual Meeting and any adjournments thereof and that the affirmative vote by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon is required to approve the amendments to the Certificate of Incorporation.  See pages 2, 4, 25 and 28.

3.
We noticed the statement attesting that “[i]t is our desire to treat shareholders holding fewer than 5,000 shares of our Common Stock in street name through a nominee…in the same manner as shareholders whose shares are registered in their name.”  Please advise us, with a view toward revised disclosure, exactly what is meant by this statement.  Specifically explain the treatment of a beneficial holder who holds in “street name” through a record holder owning a total of less than 10,000 but more than 5000 shares.  For example, please consider revising the disclosure to indicate, if true, that the bank, broker or other nominee will retain the discretion to determine which beneficial holders may have a continuing interest in DGT.

January 29, 2013

Response:  The Proxy Statement has been revised to clarify the treatment of shareholders holding fewer than 5,000 shares of the Company’s Common Stock in street name through a nomine and to include a hypothetical example describing the treatment of a beneficial holder who holds in “street name” through a record holder owning a total of less than 10,000 but more than 5,000 shares.  See page 3.

4.
The disclosure repeatedly indicates Steel Partners Holdings “has been deemed a ‘filing person’ for purposes of Schedule 13E-3.”  Revise to remove the implication that Steel is not an affiliate of DGT who is engaged in the Rule 13e-3 transaction.  The existing presentation of Steel Holdings’ status as a filing person suggests that it has only been interpreted as a filing person but otherwise may not be subject to the application of Rule 13e-3 for purposes of this proposed transaction.  Please make conforming changes throughout the filing.

Response:  The Proxy Statement has been revised to make clear that Steel Holdings is a controlling shareholder and is subject to the application of Rule 13e-3.  See pages 5 and 12.

Fairness of the Reverse/Forward Stock Split, page 10

5.
Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer.  Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation 14A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.  Please make conforming changes throughout the filing.

Response:  The Proxy Statement has been revised to make clear that the Board is producing its fairness determination on behalf of the Company.  See pages 2, 5, 10, 12 and 27.

6.
Revise to expressly address the fairness of the proposed Rule 13e-3 transaction to the unaffiliated security holders of DGT.  The existing fairness determination initially only generically refers to “shareholders.”  Refer to Item 1014(a) of Regulation M -A.  The fairness determination also should be directed at the fairness of the proposed Rule 13e-3 transaction to unaffiliated shareholders who will have a continuing interest in DGT as well as those unaffiliated shareholders who will no longer have an interest in DGT.  Refer to Q & A No. 19 in Exchange Act Release 17719 (April 13, 1981).

Response:  The Proxy Statement has been revised to make clear that the existing fairness determination also applies to unaffiliated security holders of the Company, and specifically to unaffiliated shareholders who will have a continuing interest in the Company as well as those unaffiliated shareholders who will no longer have an interest in the Company.  See pages 10, 11 and 12.

January 29, 2013

Certain Effects of the Reverse/Forward Stock Split on the Company’s Shareholders, page 16

7.
Revise to indicate, if true, that Steel Partners Holdings and any other continuing shareholders will be the beneficiaries of DGT’s future use of operating loss carryforwards.  Briefly explain how this benefit may be conferred and quantify the benefit to the extent practicable.  Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 of Item 1013 of Regulation M -A.

Response:  Yes, the Company expects that Steel Holdings and other continuing shareholders will be beneficiaries of the Company’s future use of operating loss carry forwards.  As it is not possible to predict how, when or if the operating loss carry forwards will be used, or if they can be applied at all, it is not practicable to quantify this benefit to Steel Holdings or other continuing shareholders.

8.
Advise us, with a view toward revised disclosure, where the disclosure has been provided that describes Steel Holdings’ interest in DGT’s net book value and net earnings expressed in terms of dollar amounts and percentages before the transaction and after its consummation.  Refer to Item 7(d) of Schedule 13E-3 and corresponding Instruction 3 to Item 1013 of Regulation M-A.

Response:  As Steel Holdings already owns more than 50% of the issued and outstanding Common Stock of the Company before consummation of the transaction and the Company is already a consolidated entity for financial statement purposes, consummation of the transaction would increase Steel Holdings’ interest in: (a) the Company’s net book value (as of October 27, 2012) by 5.8%, from approximately $33,476,848 before the Reverse/Forward Stock Split to approximately $33,722,556 after the Reverse/Forward Stock Split and (b) the Company’s future net earnings by 5.8%, from approximately 59.2% before the Reverse/Forward Stock Split to approximately 65.0% after the Reverse/Forward Stock Split.  See page 16.

Summary Historical Financial Information, page 24

9.
We noticed that financial information from DGT’s recently filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3.  Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A.  The summary financial information presented does not appear to conform fully to this disclosure standard.  Please revise to provide summary financial information that complies with every sub-paragraph of Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 and corresponding Item 1010 (a) and (b) of Regulation M-A, or advise.

Response:  The Proxy Statement has been revised to remove the summary financial information, the pro forma consolidated financial statements giving effect to the Reverse/Forward Stock Split, the book value per share as of the date of the most recent balance sheet, and the incorporation by reference to the Company’s audited consolidated financial statements as of and for the years ended July 28, 2012 and July 30, 2011 and unaudited consolidated interim financial statements as of and for the three months ended October 27, 2012 and October 29, 2011, as the Company has determined that such information is not material for the exercise of prudent judgment in regard to the Reverse/Forward Stock Split. See page 23.

January 29, 2013

In regards to compliance with Item 1010(c) of Regulation M-A, we note that Item 13 of Schedule 13E-3 requires information called for by Items 1010(a) and 1010(b) of Regulation M-A, namely historical financial statements and pro forma information, respectively.  The historical financial statements are now incorporated by reference into the revised Schedule 13E-3 and the pro forma information is included directly in the revised Schedule 13E-3. The instructions to Item 13 of Schedule 13E-3 refer to Item 1010(c) of Regulation M-A only in the context of further describing the requirements to comply with Items 1010(a) and 1010(b).  Compliance with Item 1010(c) is not specifically required for Schedule 13E-3; and accordingly, the revised Schedule 13E-3 does not include any Summary Historical Financial Data.

Documents Incorporated by Reference, page 62

10.
We noticed that documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are electronically submitted after the date of the proxy statement but before the date of the meeting will be automatically incorporated by reference.  Given that the authority to forward-incorporate by reference periodic reports does not extend to Rule 13e-3 filings on Schedule 13E-3, please revise to indicate here or in the Schedule 13E-3, if true, that the Schedule 13E-3 will amended to include any such information.

Response:  The Proxy Statement has been revised to remove the section entitled, “Documents Incorporated By Reference” because the Company does not believe that any information is required to be incorporated by reference into the Proxy Statement.

Annex B

11.
Advise us, with a view toward revised disclosure, whether or not the valuation expert B. Riley & Co. LLC has expressly provided its written permission for the valuation and supporting analysis to be provided in the proxy statement.  The existing qualification appearing on page B-2 states that such permission is required, which implies that security holders are not permitted to freely rely upon the disclosures relating to the valuation.

Response:  The engagement letter signed by B. Riley included its written consent to include the valuation and supporting analysis in the Proxy Statement. The disclosure included in the Proxy Statement has been revised accordingly.  See page 13.

January 29, 2013

Form of Proxy Card

12.	Revise the form of proxy card, as well as the proxy statement, to clearly mark both of the documents as “preliminary.” See Rule 14a-6(e)(1).

Response:  The Proxy Statement and form of proxy card have been marked “PRELIMINARY COPIES.”  See page 1 and the form of proxy card.

January 29, 2013

In connection with responding to the Staff’s comments, a statement by the Company containing the three acknowledgments requested by the Staff is attached hereto as Exhibit A.  Please note that a statement by Steel Holdings containing the three acknowledgments requested by the Staff with respect to the Schedule 13E-3 is attached hereto as Exhibit B.

Please direct your questions or comments regarding the Company’s responses to the Comment Letter to the undersigned at (212) 451-2307.  Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

cc:     Terry R. Gibson, President, Chief Executive Officer and Chief Financial Officer
          Leonard McGill, Vice President and General Counsel
          DGT Holdings Corp.
          c/o Steel Partners Holdings L.P.,
          590 Madison Avenue, 32nd Floor
          New York, NY 10022

Exhibit A

DGT Holdings Corp.
c/o Steel Partners Holdings L.P.,
590 Madison Avenue, 32nd Floor
New York, NY 10022

January 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Nicholas P. Panos

Re:          DGT Holdings Corp.
Schedule 13E-3 filed December 14, 2012
File No. 005-36626
Schedule 14A filed December 14, 2012
File No. 000-03319

Ladies and Gentlemen:

The undersigned, DGT Holdings Corp. (the “Company”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DGT HOLDINGS CORP.

By:	/s/ Terry R. Gibson
Terry R. Gibson
President, Chief Executive Officer and Chief Financial Officer

Exhibit B

Steel Partners Holdings L.P.
590 Madison Avenue
Floor 32
New York, NY 10022
(212) 520-2300

January 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Nicholas P. Panos

Re:          DGT Holdings Corp.
Schedule 13E-3 filed December 14, 2012
File No. 005-36626

Ladies and Gentlemen:

The undersigned, Steel Partners Holdings L.P. (“Steel Holdings”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) Steel Holdings is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Steel Holdings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc.
General Partner

By:	/s/ Jack L. Howard
Jack L. Howard
President